PRELIMINARY DEFINITIVE AGREEMENT

THIS PRELIMINARY DEFINITIVE AGREEMENT (“Agreement”) is made and entered into in duplicate by and between Worldwide Media Investments Corp., a company incorporated in Anguilla (“Worldwide”), and NOWnews Digital Media Technology Co. Ltd., a Nevada corporation (formerly, Forever Zen Ltd.) (“NOWnews”).

WHEREAS:

A.	NOWnews is a fully reporting publically traded company, which has the prices of its publically traded stock quoted in the OTCQB.
B.	Worldwide, by its subsidiary corporation Sky Media, owns and operates one of the largest internet news content providers in Taiwan, Republic of China.
C.	Worldwide and NOWnews desire that Worldwide be acquired by NOWnews pursuant to a reverse merger transaction, on the terms and subject to the conditions specified in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, Worldwide and NOWnews agree as follows:

1.	Plan of Merger. On the terms and subject to the conditions of this Agreement, upon the satisfaction of all requirements of applicable law, Worldwide shall be merged with and into NOWnews (the “Merger”).
2.	Effects of the Merger. At the time this proposed Merger shall be deemed effective, Worldwide shall be merged with and into NOWnews, with NOWnews surviving the Merger and Worldwide ceasing its separate existence; and without any other transfer or documentation, all of the assets, properties, rights, privileges and powers of Worldwide shall vest in NOWnews, and all debts, liabilities and obligations of Worldwide shall become the debts, liabilities and obligations of NOWnews, subject to any and all set offs and defences of Worldwide.
3.	Exchange of Common Stock. As soon as practicable after the Effective Time, all of the issued and outstanding capital stock of Worldwide shall be converted automatically into the right to receive from NOWnews, on a prorata basis, that number of shares of NOWnews common stock which will be equal to 99% of the issued and outstanding shares of common stock of NOWnews immediately at that time; provided, however, no fraction of a share of NOWnews common stock will be issued as a result of the Merger. In that regard, each shareholder of Worldwide who would otherwise be entitled to a fraction of a share of NOWnews common stock shall receive from NOWnews, in lieu of such fractional share, one full share of NOWnews common stock, rounded up to the next whole number.
4.	Surrender of Certificates. Certificates representing the shares of NOWnews common stock to be issued pursuant to this Agreement shall be issued to the shareholders of Worldwide upon the surrender by those shareholders of the certificates representing all of the issued and outstanding shares of Worldwide’s capital stock.
5.	Execution in Counterparts. This Agreement may be prepared in multiple copies and forwarded to each of the parties for execution. All of the signatures of the parties may be affixed to one copy or to separate copies of this Agreement and, when all such copies are received and signed by all the parties, those copies shall constitute one agreement which h is not otherwise divisible.
6.	Consent to Agreement. By executing this Agreement, each party, for itself, represents such party has read or caused to be read this Agreement in all particulars, and consents to the rights, conditions, duties and responsibilities imposed upon such party as specified in this Agreement.
7.	This “Preliminary Definitive Agreement” shall be the basis of, and evolve into a final Definitive Agreement which shall be executed before 31st January, 2014.

 AGREED AND ACCEPTED THIS 26th DECEMBER, 2013 BY:

Worldwide Media Investments Corp.

BY: /s/ Alan Chen

Alan Chen, Director

NowNews Digital Media Technology Co. Ltd.

By: /s/ Alan Chen

Alan Chen, Director